Exhibit 99.1

2006 ANNUAL INFORMATION FORM
March 30, 2007
For the year ended December 31, 2006

Cinram International Income Fund
2255 Markham Road
Toronto, Ontario, Canada
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Table of contents

	1. About Cinram	p. 3
	• Our structure	p. 4
	• Our material subsidiaries	p. 6
	• Our trustees, directors and officers	p. 6
	• Our employees	p. 8
	• Our capital structure	p. 8
	• Our market for securities	p. 9
	• Our distribution policy	p. 10

	2. About our business	p. 10
	1. Home Video	p. 11
	2. Audio/ROM	p. 12
	3. Printing	p. 12
	4. Distribution	p. 13

	3. Risk factors that could affect our business	p. 14

	4. Legal proceedings we are involved in	p. 14

	5. Cease trade orders, bankruptcies, penalties or sanctions	p. 14

	6. Interest of management and others in material transactions	p. 16

	7. Protecting the environment	p. 16

	8. Our social policies	p. 16

	9. Selected consolidated financial information	p. 16

	10. Management’s discussion and analysis	p. 16

	11. Interests of experts	p. 17

	12. Audit Committee	p. 17

13.	For more information	p. 18

	14. Transfer agent	p. 19

Appendix “A”
	• Audit Committee Charter	p. i

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual information form constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. Where reference is made to "we," "us," or “Cinram” or the “Fund,” it refers to Cinram International Income Fund and its subsidiaries. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

1.	About Cinram
Cinram was founded in 1969 as a contract manufacturer of pre-recorded eight-track cartridges and cassettes. In our 38-year history, we have evolved with changes in technology and consumer preferences to manufacture successive generations of pre-recorded media formats including: eight-track tapes, vinyl records, audio cassettes, CDs, CD-ROMs, VHS video cassettes and DVDs.

In 2000, Cinram became a more significant competitor in the U.S. home entertainment industry by entering into exclusive agreements with Twentieth Century Fox Home Entertainment Inc. (Fox), a major North American motion picture studio, to provide manufacturing, distribution and warehouse logistics services for VHS video cassettes and DVDs in the United States and Canada.

In 2003, we completed the largest strategic acquisition in our history. We acquired Time Warner Inc.’s DVD and CD manufacturing and physical distribution businesses, together with certain related businesses (collectively referred to as the “Time Warner Businesses", the "Acquired Businesses" or the the “Acquisition”), in the United States and Europe, for $1,150.5 million in cash. The Acquisition made Cinram one of the world’s largest independent providers of pre-recorded multimedia products and related logistics services.

As part of the transaction, we also entered into exclusive, long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The transaction closed in October 2003 and increased Cinram’s DVD and CD manufacturing capacity to over one billion discs per year. The purchase price was funded from banking facilities comprised of term loans totaling $1,025.0 million and a revolving credit facility of $150.0 million. Accordingly, Cinram’s revenue, earnings and earnings per share all reached record levels in 2003.

A strong slate of home video releases by our existing studio customers along with additional business from new customers such as Metro-Goldwyn-Mayer Home Entertainment (MGM), EMI Group plc (EMI) and Fox Europe contributed to the increase in our consolidated revenue in 2004. In November 2004, we signed an exclusive, multi-year manufacturing and distribution agreement with Fox in Europe; however, we began manufacturing and distributing DVDs and VHS video cassettes for Fox in France under a transitional agreement in August 2004. We began manufacturing and distributing Fox products in the United Kingdom, Germany and the Benelux in the first half of 2005.

On April 25, 2005, Cinram announced that its Board of Directors authorized management to study the viability of converting the Company into an income trust type structure to enhance shareholder value. Management and its legal, financial and tax advisors studied the appropriateness of a potential conversion in the context of several key objectives. On March 2, 2006, Cinram’s Board of Directors unanimously approved the conversion of Cinram from a corporation into an income trust by way of a plan of arrangement (the “Conversion”), subject to shareholder and court approvals and certain other conditions.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

In 2006, as part of our ongoing cost reduction efforts, we rationalized some of our operations by closing a DVD and CD replication facility in Commerce, California, and our CD operations in Louviers, France.

On May 5, 2006, Cinram International Inc. converted from a corporate structure to an income trust structure through a plan of arrangement that was approved by shareholders on April 28, 2006. As a result of the recapitalization, shareholders exchanged their shares of Cinram International Inc. for units of the Cinram International Income Fund (or in the case of electing shareholders, into units of the Cinram International Limited Partnership) on a one-for-one basis. The Fund’s units began trading on the on the Toronto Stock Exchange under the symbol CRW.UN on May 8, 2006, and are included in the S&P/TSX Composite Index.

In March 2007, the Trustees of the Fund authorized a unit repurchase program through a normal course issuer bid (NCIB), subject to regulatory approval and satisfactory amendments to the Fund’s credit facilities. The Fund has received regulatory approval and satisfactory amendments to its credit facilities to allow it to proceed with the NCIB. In addition, the amendment to the credit facilities included favourable revisions to certain financial covenants.

Pursuant to the NCIB, the Fund may purchase up to a total of 5 million units for cancellation through the facilities of the Toronto Stock Exchange during the 12-month period starting March 30, 2007. Cinram will pay the market price at the time of acquisition for unit purchases made through the NCIB. The actual number of units which may be purchased pursuant to the NCIB and the timing of such purchases will be determined by Cinram’s management and in accordance with applicable securities legislation.

Our structure
The Fund was formed by a declaration of trust dated March 21, 2006 which was amended and restated May 5, 2006 to clarify certain provisions and was further amended by the first supplemental indenture dated October 13, 2006 to remove the requirement that the Chairman of the board of trustees be a resident of Canada (as amended and supplemented, the "Declaration of Trust").

Cinram International Limited Partnership was formed by a limited partnership agreement dated March 24, 2006 which was amended and restated on May 5, 2006 to require that the limited partnership unitholders sell their units to an offeror who has purchased 90% or more of the outstanding Fund units (as amended, the "LP Agreement").

Cinram International Inc. ("CII") was formed as Cinram Ltd./Cinram Ltée by letters patent dated July 28, 1969 pursuant to the Canada Corporations Act. The registered and principal office of Cinram is located at 2255 Markham Road, Toronto, Ontario, M1B 2W3 and its telephone number is (416) 298-8190.
CII has amended its constating documents as follows:

(a)   by Certificate of Continuance dated November 12, 1980, CII:

(i)
re-organized its share capital by authorizing for issuance an unlimited number of common shares, an unlimited number of Class A shares, an unlimited number of Class B shares and an unlimited number of Class C shares; and

(ii)	was continued under the Canada Business Corporations Act;

(b)	by Certificate of Amendment dated January 7, 1986, CII further re-organized its share capital by:

(i)	reducing the authorized capital of CII to an unlimited number of common shares only;
(ii)	subdividing each of its issued and outstanding common shares into 140 common shares;
(iii)	and deleting all restrictions on share transfers;

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

(c)	by Certificate of Amalgamation dated December 31, 1986, CII amalgamated with 147213 Canada Inc;

(d)	by Certificate of Amendment dated June 25, 1987, CII subdivided each of its issued and outstanding common shares into three (3) common shares;

(e)	by Certificate of Amalgamation dated June 30, 1988, CII:

(i)	amalgamated with Praxis Technologies Corporation and Praxis Technologies Inc. (collectively “Praxis”);
(ii)
increased its authorized share capital by creating an unlimited number of redeemable preference shares. The holders of the preference shares are entitled to receive dividends as and when declared by the directors of CII in such amount and in such form as the directors of CII may from time to time determine.

(f)	by Certificate of Amendment dated June 21, 1993, CII subdivided each of its issued and outstanding common shares into two (2) common shares;

(g)
by Certificate of Amalgamation dated July 31, 1993, CII amalgamated with Nelson Vending Technology Limited (“Nelson Vending”) and Nelson Videovend Ltd. (“Nelson Videovend”) and reduced the authorized capital to an unlimited number of common shares only;

(h)	by Certificate of Amendment dated June 12, 1997, the name of the Corporation was changed to CII;

(i)	by Certificate of Amendment dated February 27, 1998, CII subdivided each of its issued and outstanding common shares into two (2) common shares;

(j)	by Certificate of Amalgamation dated May 5, 2006, CII amalgamated with Cinram Acquisition Inc.; and

(k)
by Certificate of Arrangement dated May 5, 2006, shareholders of CII exchanged their common shares of CII for units of the Fund (or in the case of electing shareholders, into Class B exchangeable, non-voting limited partnership units of the Cinram International Limited Partnership (the "Exchangeable LP Units") on a one-for-one basis.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Our material subsidiaries
The following table identifies the material subsidiaries of the Fund together with the percentage interest held directly or indirectly by the Fund, and the jurisdiction of incorporation:

Name of subsidiary	% Ownership	Jurisdiction of incorporation
Cinram International Inc.	100%	Canada
Cinram Inc.	100%	Delaware, U.S.A
Cinram Manufacturing LLC	100%	Delaware, U.S.A.
Ivy Hill Corporation	100%	Delaware. U.S.A.
Cinram GmbH	100%	Germany

Our trustees, directors and officers
At March 30, 2007, Cinram’s trustees, directors and senior officers, as a group, beneficially owned directly or indirectly, or exercised control or direction over, 0.5% of Cinram’s outstanding units, or 263,896 units. Under the Declaration of Trust, trustees hold office until the next annual unitholders’ meeting, or unless they cease to be a trustee earlier pursuant to the provisions of the Declaration of Trust.

Trustees
The following table lists the Fund’s trustees, their place of residence and principal occupation on
March 30, 2007. As a public company, we are required by law to have an audit committee.

Name and place of residence	Date elected or appointed to the Board of Trustees	Current principal occupation
Henri A. Aboutboul 1*, 2, 3, 4* London, United Kingdom	May 5, 2006	Non-Executive Chairman Cinram International Income Fund Board of Trustees
Thomas A. Di Giacomo 1, 2*, 4 Ontario, Canada	May 5, 2006	President, Tadico Limited
Nadir H. Mohamed, CA 1, 3*, 4 Ontario, Canada	March 21, 2006	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.
David Rubenstein Florida, USA	August 11, 2006	President and Chief Executive Officer CII
J. Bruce Terry [1,4]	December 19, 2006	Executive Vice-President and Chief Financial Officer Sobeys Inc.
Randall Yasny [2,3]	August 3, 2006	Managing Director Moore Capital Advisors Canada ULC
1 Audit Committee
2 Corporate Governance and Nominations Committee
3 Compensation Committee
4 Distributions Committee
*Committee chair

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Directors
The following table lists CII’s directors, their place of residence and principal occupation on March 26, 2007. As a public company, we are required by law to have an audit committee.

Name and place of residence	Date elected or appointed to the Board of Directors	Current principal occupation
Henri A. Aboutboul [3] London, United Kingdom	November 19, 1986	Non-Executive Chairman of the Board CII
Norman May, Q.C. [2] Ontario, Canada	December 1, 1985	Partner, Fogler, Rubinoff LLP
Nadir H. Mohamed, CA 1, 3* Ontario, Canada	September 25, 2003	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.
Robert B. Jamieson Connecticut, USA	August 4, 2005	Consultant
Michael P. Sherman New York, USA	August 4, 2005	Consultant
Peter G. White 1*, 3 Alberta, Canada	June 12, 1997	President, Peter G. White Management Ltd.

All of Cinram’s trustees and directors have had the principal occupations listed in the table above during the past five years, except for the people who had the principal occupations listed in the table below during the past five years.

Trustee/Director	Past Occupation
Robert B. Jamieson	Chairman and Chief Executive Officer of RCA Music Group, BMG North America from 2001 to December 2003.
Nadir H. Mohamed	President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005.
David Rubenstein	President, Cinram Americas from June 2001 to December 2004
Michael P. Sherman	Vice Chairman, Crosstown Traders, Inc., a direct marketing company, from October 2002 to June 2005. From April 2000 to October 2002, President of Fingerhut Companies, Inc., a direct marketing company.
J. Bruce Terry	Vice Chairman, Marsh Canada Ltd. from September 2002 to January 2005. Senior Executive Vice-President and Chief Financial Officer of Shoppers Drug Mart from March 2001 to September 2001.
Peter G. White	Vice-President, Operations and Secretary, Hollinger Inc., from December 2004 to June 2005 and Co-Chief Operating Officer and Secretary, Hollinger Inc. from January 2004 to December 2004
Randall Yasny	Managing Director, Amaranth Advisors (Canada) ULC from August 2003 to December 2006.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Officers
The table below lists CII’s officers, their place of residence and principal occupation on March 26, 2007.

Name	Place of residence	Office held at CII
David Rubenstein	Florida, USA	President and Chief Executive Officer
Lyne Beauregard Fisher	Ontario, Canada	Director, Investor Relations and Communications
Allen Ison	Indiana, USA	Director, Budgeting and Financial Analysis
Cyril MacLean	Ontario, Canada	Chief Financial Officer, Canada
David Locksley	Ontario, Canada	Chief Information Officer
Jaime Ovadia	Florida, USA	President, Cinram U.S. & Latin America Executive Vice-President, Worldwide Theatrical Home Video
Monique Rabideau	Ontario, Canada	Assistant Secretary
Lewis Ritchie	Ontario, Canada	Chief Financial Officer Executive Vice-President, Finance and Administration, Secretary
John Tino	Ontario, Canada	Vice-President, Finance
Marcel Tuchner	Ontario, Canada	Executive Vice-President, Manufacturing and Engineering

Our employees
As of December 31, 2006, Cinram had approximately 17,000 employees worldwide.

Our capital structure
Our authorized capital consists of an unlimited number of units and special voting units. At March 30, 2007, the Fund had 57,289,165 units and 1,077,563 special voting units issued and outstanding.

The Declaration of Trust provides for the issuance of special voting units which enables the Fund to provide voting rights to holders of Exchangeable LP Units and, in the future, to holders of other exchangeable securities that may be issued by subsidiaries of the Fund in connection with other transactions.

An unlimited number of special voting units may be created and issued pursuant to the Declaration of Trust. The special voting units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special voting units will be issued solely for providing voting rights to holders of exchangeable securities. Each special voting unit will, initially, entitle the holder thereof to a number of votes at any meeting of voting unitholders that is equal to the number of units which may be obtained upon the exchange of the exchangeable security to which the special voting units relate (except for exchangeable securities that have previously been exchanged). Upon the exchange or conversion of an exchangeable security, the special voting unit that is attached to such exchangeable security will immediately be cancelled without payment or any further action of the Trustees, and the former holder of such special voting unit will cease to have any rights with respect thereto. Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the voting unitholders, the special voting units shall not confer upon the holders thereof any other rights.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

The Fund, CII Trust and Cinram Holding Partnership will cause one special voting unit to be received by each holder of Exchangeable LP Units for each Exchangeable LP Unit received. Each special voting unit will be cancelled without payment upon the exchange of an Exchangeable LP Unit.

The Declaration of Trust provides that the units or rights to acquire units may be issued by the Fund at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine, including pursuant to any unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any distribution of the Fund to unitholders on a pro rata basis to the extent that the Fund does not have available cash to fund such distribution. The Declaration of Trust also provides, unless the Trustees determine otherwise, that immediately after any pro rata distribution of units to all unitholders in satisfaction of any non-cash distribution, the number of outstanding units will be consolidated such that each unitholder will hold after the consolidation the same number of units as the unitholder held before the non-cash distribution, except where tax was required to be withheld in respect of the unitholder's share of the distribution. In this case, each certificate, if any, representing a number of Units prior to the non-cash distribution is deemed to represent the same number of units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, holders of units that are not residents of Canada ("Non-Resident Unitholders") will be subject to withholding tax and the consolidation will not result in such Non-Resident Unitholders holding the same number of Units. Such Non-Resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation units.

The Trustees may refuse to allow the issue or register the transfer of any units where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the entities in which it directly or indirectly invests under applicable Canadian tax legislation or their qualification to carry on any relevant business.

Our market for securities
Cinram’s units are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol CRW.UN. Prior to converting to an income trust in May 2006, Cinram’s common shares were listed on the TSX under the symbol CRW. Effective January 1, 2001, we de-listed from the NASDAQ.

CRW.UN (in Canadian dollars, except volume)

2006	Open	High	Low	Close	Volume Traded
January	Na	Na	Na	Na	Na
February	Na	Na	Na	Na	Na
March	Na	Na	Na	Na	Na
April	Na	Na	Na	Na	Na
May	$ 29.00	$ 29.45	$ 26.25	$ 27.90	4,127,941
June	$ 27.90	$ 27.90	$ 24.74	$ 26.10	2,648,517
July	$ 26.28	$ 26.50	$ 25.20	$ 25.75	3,565,391
August	$ 25.54	$ 26.49	$ 22.29	$ 23.20	5,379,589
September	$ 23.29	$ 23.90	$ 20.82	$ 22.35	5,442,296
October	$ 22.50	$ 23.00	$ 21.85	$ 22.16	8,138,652
November	$ 21.00	$ 22.82	$ 19.92	$ 22.40	5,359,862
December	$ 22.50	$ 23.69	$ 22.20	$ 22.95	16,026,699

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

CRW (in Canadian dollars, except volume)

2006	Open	High	Low	Close	Volume Traded
January	$ 27.98	$ 29.45	$ 26.60	$ 29.00	4,945,368
February	$ 29.09	$ 30.00	$ 28.26	$ 29.50	2,545,291
March	$ 29.52	$ 30.30	$ 27.00	$ 28.90	14,124,321
April	$ 28.76	$ 29.25	$ 27.20	$ 29.10	16,230,928
May	$ 29.20	$ 29.80	$ 28.95	$ 29.25	6,101,950
June	Na	Na	Na	Na	Na
July	Na	Na	Na	Na	Na
August	Na	Na	Na	Na	Na
September	Na	Na	Na	Na	Na
October	Na	Na	Na	Na	Na
November	Na	Na	Na	Na	Na
December	Na	Na	Na	Na	Na

Our distribution policy
According to our current policy, Cinram declares and pays monthly distributions on its units at a rate of C$3.25 per year. The Trustees regularly review the distribution policy. The ability to declare and pay distributions is subject to covenant restrictions within the Fund’s senior secured credit facilities. Prior to converting to an income trust in May 2006, CII’s board of directors declared and paid quarterly dividends on its common shares at a rate of C$0.12 per year.

Year	Cash distributions/dividends declared per unit/common share (in U.S. dollars)
2006	$1.88
2005	$0.10
2004	$0.09

Monthly distributions of C$0.2708 per unit, payable on or about February 15, March 15 and April 15, 2007 have been declared in 2007.

2.	About our business
Cinram is the world’s largest provider of pre-recorded multimedia products and related logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, audio CDs, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe.

In 2006, 93% of our revenue was generated outside of Canada - 66% in the United States and Mexico and 27% Europe.

We operate in four main industry segments: Home Video replication, Audio/ROM replication, Printing and Distribution Services. As a custom audio and home video replicator, we only produce multimedia products to fill specific orders from our customers. In North America and Europe, most of our major home video and audio customers use our services to outsource manufacturing and distribution of their content because they prefer to concentrate their efforts on promotion and artistic development.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

           1.    Home Video
Home Video replication customers provide us with a master, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations, and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

Our major customers in North America and Europe are major motion picture studios.

We have non-exclusive DVD replication licensing agreements with MPEGLA, the 3-C and AC-3 Groups (both administered by Philips Electronics), the 6-C Group, (administered by Toshiba Corporation) and Discovision Associates.

The Home Video replication segment accounted for 52% of our 2006 consolidated revenue, on par with 2005. In 2006, approximately 71% of Cinram’s Home Video replication revenue was generated in North America and 29% in Europe.

The competitive environment for DVDs in the U.S. and Europe includes a number of significant players. Cinram and The Technicolor Group are the largest independent DVD replicators globally and Technicolor is Cinram’s most significant competitor. We compete with a number of other smaller independent replicators, including Sony, Sonopress, Utech, MPO, Expedia Media and Optical Disc Services (ODS).

A number of large multimedia conglomerates with music and video content subsidiaries, such as Sony and Bertelsmann AG’s Sonopress, continue to manufacture DVDs and other multimedia in-house through captive subsidiaries. Such captive subsidiaries also provide significant competition for Cinram and restrict the potential market for our services because we are unlikely to win the manufacturing business of their associated music and film companies unless the captive operations are sold.

According to Understanding & Solutions, the top three DVD manufacturers in North America are (in order, from largest to smallest) Cinram, Technicolor and Sony, which together accounted for approximately 70% of planned 2006 DVD output. In Europe, the top three DVD manufacturers are (in order, from largest) Technicolor, Cinram and ODS, which together comprise approximately 43% of the market segment. To keep pace with the demand for DVD video, the rate of expansion of which is expected to slow down, major manufacturers are expected to make modest investments in capacity in 2007. The 2006 launch of HD-DVD and Blu-ray discs are likely to make these formats the primary focus for investment in the coming years.

In addition to the large players, who play an important role in handling large-scale multi-year manufacturing and distribution contracts for major studios and music labels, there are many smaller players whose additional capacity increases industry output. Offloading is one such method for accomplishing this, whereby manufacturers outsource production to third parties when they do not have sufficient capacity to produce available volumes. While offloading results in lower margins for the direct manufacturer, it has a number of benefits, such as allowing manufacturers to manage capital expenditures. Manufacturers can typically rely on other DVD replicating companies to handle unexpected volume increases and, therefore, do not need to maintain significant spare capacity.

At the end of 2006, Cinram had the capacity to manufacture approximately 1.8 billion DVDs per year, which allows Cinram to service the industry’s seasonal peaks in demand, which typically occur in the second half of the year.

There are two disc formats competing for the new standard of next-generation high-capacity pre-recorded media. The first format, HD-DVD, was developed by Toshiba Corporation and NEC Corporation and received the endorsement of the DVD Forum, an international association of

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

more than 230 hardware manufacturers, software firms and other users of DVDs, in the fall of 2003. HD-DVDs can hold up to 15 gigabytes of data or high definition video on a single layer and up to 30 gigabytes on a dual-layer disc. HD-DVDs can be produced on the same type of equipment used for producing DVDs. The cost of producing HD-DVDs is higher than current DVD production costs, although these costs will likely decline as production increases and efficiencies in the manufacturing process are realized.

The second format of new disc technology is Blu-ray, which was developed by the Blu-ray disc founders, a group of 150 companies which includes Sony Corporation and Matsushita Electric Industrial Co., Ltd. Blu-ray discs can hold up to 25 gigabytes of data or high definition video on a single layer disc and up to 50 gigabytes on a dual-layer disc. Blu-ray disc production requires greater capital investment than HD-DVD, as existing DVD equipment is not capable of manufacturing these discs.

Although both next generation formats were launched in 2006, we expect the existing DVD format to remain the home video standard for several years, consistent with past experience with the introduction of new, pre-recorded media formats. Prices for HD displays, high-definition disc players and consoles will also have to fall in order to attract mainstream consumers to make the transition to this new format. We currently have manufacturing capacity for both next-generation high-definition formats and expect to add capacity concurrent with customer demand.

2.	Audio/ROM
Audio/ROM replication customers provide us with a master, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

Cinram’s principal customers in the Audio/ROM replication segment are major music labels, publishers and computer software companies in North America and Europe. We enter into agreements in the ordinary course of our business with our major customers, which deal generally with pricing, delivery, order size, confidentiality and copyright protection.

We have non-exclusive CD replication licensing agreements with a member of the Philips Group of Companies in the Netherlands.

The Audio/ROM replication segment accounted for 14% of consolidated revenue in 2006, down slightly from 15% in 2005. In 2006, approximately 69% of our Audio/ROM replication revenue was generated in North America, and 31% in Europe.

Based on information obtained from Understanding & Solutions, the CD replication industry is currently relatively fragmented with the top eight manufacturers representing less than one-third of global unit production during 2006. Total global output declined by 5% to 13.1 billion discs during 2006. The six largest global CD manufacturers are Sony, Sonopress, Cinram, EDC (formerly Universal), ODS and MediaMotion. In 2004, EMI sold its European and Australian facilities and closed its operations in the United States. Cinram signed an exclusive manufacturing agreement with EMI in the United States in 2004 as a result of the closure of their U.S. operations. According to Understanding & Solutions, consolidation and rationalization are expected to continue due to decreasing CD demand and excess capacity in the industry.

3.	Printing
In 2003, Cinram acquired Ivy Hill Corporation as part of the Time Warner transaction. Ivy Hill is one of the largest specialized printing companies in the U.S. focused on printing and packaging for music, multimedia, home video and publishing applications - including DVD and CD folders, point-of-purchase displays, custom box sets and other customized printer products for media. Sales to Warner Home Video and Warner Music Group represent approximately 61% of Ivy Hill’s

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

revenues. Ivy Hill’s results represent our Printing industry segment. Printing accounted for 11% of our 2006 consolidated revenue, in line with 2005.

4.	Distribution
Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services for our home video customers. We believe that our world-class distribution and logistics capabilities allow us to differentiate ourselves from the competition by providing complete turnkey services for our customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistic needs. Distribution accounted for 16% of consolidated revenue in 2006, up from 14% in 2005.

Key success factors in the home video, audio replication, distribution and printing industries include:
•	Capacity: Critical to securing contracts with major studios and achieve economies of scale to lower costs and achieve higher margins.
•	Exclusive contracts with prominent studios: Market share is dependent upon strong relationships and arrangements with large studios.
•	Full service offering: Replicators must offer a complete package of services, including high value-added distribution services, often in multiple territories.
•	Access to financing: Essential for investment in capacity, technological improvements and product offering.
•	Low cost of production: Customers are cost conscious and will make purchase decisions based on price.

We have maintained longstanding customer relationships with several major film studios and music labels globally. Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment, Metro-Goldwyn-Mayer Home Entertainment, Lionsgate, Alliance Atlantis and EMI Group plc. Revenues are derived mainly from exclusive multi-year contracts typically ranging from two to six years - approximately 85% of our revenues are generated under such contracts. We believe our strong history of contract renewal success is based on our proven ability to meet customer requirements consistently and accurately. Furthermore, the high degree of integration between our customers and us adds significant value for our customers and assists us in retaining customer relationships. Given the scale and scope of our operations, we are well-positioned to compete for additional large-scale contracts. Our operations now span two continents and 22 major facilities worldwide (15 in North America and 7 in Europe), with nearly 10 million square feet of manufacturing, distribution and printing facilities. Our facilities are strategically located to serve key North American and European markets quickly and efficiently.

Raw materials
We source our raw materials from North America, Europe and the Far East. The major raw material components used in our products are plastics, which are subject to price fluctuations based on supply and demand, as well as other factors such as input prices. Polycarbonate is the type of plastic that is used to manufacture discs (DVDs and CDs) and polystyrene is used to manufacture jewel boxes and trays for CDs. Although we have the ability to pass-through polycarbonate cost increases to most of our DVD customers, we are contractually restricted as to the timing of the pass-through to our customers. If we have several consecutive raw material cost increases such as those we experienced over the course of the second half of 2005, we can only pass on these increases on a delayed basis. Our major CD contracts do not contain any raw material pass-through mechanisms that currently allow us to adjust pricing for polycarbonate cost increases, and there are limitations on price adjustments for polystyrene. Our average polycarbonate costs decreased by approximately 12% and our polystyrene costs remained stable during the year. After taking into account our raw material pass-throughs, these cost decreases had a positive impact of approximately $8.1 million on earnings before interest, taxes and amortization in 2006.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Seasonality and customer concentration
Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (U.S. Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter. In 2006, the fourth quarter accounted for 32% of our annual revenue and 185% of our annual earnings, compared with 31% and 46% in 2005, and 32% and 46% in 2004, respectively.

We maintain sufficient production capacity in our industry segments to meet surges in demand. The highest demand typically occurs during the fourth quarter. In 2006, approximately 58% of our Home Video replication revenue and approximately 10% of our Audio/ROM replication revenue was generated in the fourth quarter.

In 2006, 71% of revenue was derived from our three largest customers, up from 68% in 2005. Our largest customer accounted for 34% of consolidated revenue in 2006, compared with 37% in 2005. The loss of one of our major customers could have a materially adverse effect on our financial results.

Material contracts
On October 24, 2003, Cinram acquired from Time Warner Inc. the DVD and CD manufacturing and physical distribution businesses of the Warner Music Group, together with certain related businesses, in the United States and Europe for a purchase price of $1,150.5 million in cash. The DVD and CD manufacturing and physical distribution businesses were comprised of WEA Manufacturing Inc., Warner Music Manufacturing Europe GmbH and certain distribution assets of Warner Music Group that were transferred to WEA LLC. The other two acquired businesses were Ivy Hill, a specialty printing and packaging business, and Giant Merchandising, a manufacturer and supplier of branded custom label apparel and related development and design services.

As part of the Acquisition, we entered into exclusive supply relationships with Time Warner companies. Warner Home Video has DVD distribution agreements with Home Box Office, New Line and Turner Entertainment. The six-year agreements allow us to supply substantially all of Time Warner’s North American and European DVD and CD replication, distribution and printing requirements through 2009.

3.	Risk factors that could affect our business
A complete list of risk factors related to the Fund and its business is included in management’s discussion and analysis of financial condition and results of operations in Cinram’s 2006 annual report (beginning on page 18) and is incorporated herein by reference.

4.	Legal proceedings we are involved in
Cinram is involved in various legal actions that are normal to the course of our business. We do not expect any resulting liability to have a material adverse effect on our financial position or our results.

5.	Cease trade orders, bankruptcies, penalties or sanctions
To the knowledge of the Fund, no trustee, director or executive officer of Cinram or securityholder holding a sufficient number of securities of the Fund to affect materially the control of the Fund is, or has been: (a) within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) subject to any penalties or

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (c) subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, except for Peter G. White as described below.

To the best of the knowledge of the Fund, no trustee, director or executive officer of Cinram or securityholder holding a sufficient number of securities of the Fund to affect materially the control of the Fund, or a personal holding company of any such persons has, within the past ten years, been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to any instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, except for Peter G. White as described below.

Peter G. White was a director and officer of each of Hollinger Inc., Argus Corporation, The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI"). Ravelston is an insider of each of Hollinger Inc., Hollinger International Inc. (now Sun-Times Media Group, Inc.) and Argus Corporation and RMI is a wholly-owned Subsidiary of Ravelston. In June 2004, the Ontario Securities Commission and various other Canadian securities regulatory authorities issued cease trade orders prohibiting certain current and former directors, officers and insiders of Hollinger Inc., Hollinger International Inc. and Argus Corporation, including Peter G. White, from trading in securities of such companies, subject to certain exceptions. Such cease trade orders remain in place and will continue to remain in place until two full business days after each of such company's required filings with applicable Canadian regulators are brought up to date in compliance with applicable Canadian securities law (which, the best of the knowledge of the Fund, occurred with respect to Hollinger International Inc. in January 2006). In addition, on April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which Ravelston and RMI were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, a receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies. The Receivership Order and the CCAA Order are each currently in effect. Furthermore, on June 8, 2005, Mr. Justice Colin Campbell of the Court ordered that Peter G. White be removed as a director of Hollinger Inc. effective immediately. The removal had been requested by the independent directors of Hollinger Inc.

Pursuant to an order of the Court, Ernst & Young Inc. was appointed as inspector pursuant to subsection 229(1) of the CBCA to conduct an investigation of certain of the affairs of Hollinger Inc. The mandate of Ernst & Young Inc. is principally to investigate and report to the Court upon the facts in relation to any "related party transaction" (as defined in the Court order) between Hollinger Inc. (including any of its subsidiaries, other than Hollinger International Inc. or its subsidiaries), and a "related party" for the period January 1, 1997 to the date of the order. Although various interim reports of Ernst & Young Inc. have been filed with the Court, a final report of Ernst & Young Inc. has not been filed with the Court as of the date of this Circular.

Further information with respect to the matters identified above may be found on the SEDAR website at www.sedar.com under the filings for Hollinger Inc., Sun-Times Media Group, Inc. and Argus Corporation.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

6.  Interest of management and others in material transactions
In 2006, we paid the following amounts to related parties:
•
Paid $1.7 million (2005: $0.6 million) to a law firm where one of our directors (Norman May) and one of our officers (Monique Rabideau) are partners. At December 31, 2006, there was an amount outstanding of $189,000 due to the law firm.

•
Effective June 30, 2006, Isidore Philosophe, Cinram’s founder, resigned as Chief Executive Officer and a director of CII. Effective July 1, 2006, we entered into a 30-month consulting agreement with Philfam Investments Inc., a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Trustees and senior management in connection with its business operations and plans. The agreement was subsequently assigned by Philfam Investments Inc. to Isidore Philosophe personally. In consideration for the services rendered, Mr. Philosophe will receive a consulting fee of $1.2 million per annum, payable in equal quarterly instalments.

7.	Protecting the environment
Our facilities are subject to laws and regulations, and international agreements, governing protection of the environment, natural resources, human health and safety, and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. Such costs, or related third-party personal injury or property damage claims, could have a material adverse affect on our business, results of operations or financial condition.

8.	Our social policies
Cinram’s Board of Directors first approved a formal Code of Business Conduct and Ethics in 2004. The Code was rolled-out to officers, directors and employees in late-2004 and early-2005 and has since been amended from time to time. All employees, directors and officers of Cinram are required to sign an acknowledgement that they have read and understood the Code. Designated members of management and the Board must also sign a Code of Business Conduct and Ethics Annual Record of Review to reaffirm their commitment to our daily business behaviour and conduct, which in turn reflects Cinram's high ethical standards, on an annual basis.

9.	Selected consolidated financial information
Selected consolidated financial information for the last 12 quarters is available in the Summary of Quarterly Results section on page 10 of Cinram’s 2006 annual report and is incorporated herein by reference.

10.	Management’s discussion and analysis
Management’s discussion and analysis of financial condition and results of operations is available starting on page 4 of Cinram’s 2006 annual report and is incorporated herein by reference.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

11.	Interests of experts
Cinram's Auditors are KPMG LLP (KPMG), who have prepared the Auditors’ Report with respect to the consolidated financial statements of Cinram for the year ended December 31, 2006. KPMG have advised that they are independent of Cinram within the meaning of The Rules of Professional Conduct of The Institute of Chartered Accountants of Ontario, Canada.

12. Audit Committee
A copy of the Audit Committee Charter as approved by the Trustees is attached to this annual information form as Appendix A.

Composition of the Audit Committee
The members of the Audit Committee of the Fund are Henri A. Aboutboul (Chairman), Nadir H. Mohamed, Thomas A. Di Giacomo and J. Bruce Terry, all of whom the Board considers to be both "independent" and "financially literate" as those terms are defined in Multilateral Instrument 52-110 Audit Committees. In making these determinations, the Trustees considered the relationship of each member with the Fund and the financially-related education and/or experience of each member such as those outlined below.

None of the members of the Fund's Audit Committee has any direct or indirect material relationship with the Fund. They have never had an interest in (other than less than 1% security holdings), or been employed by, the Fund or any of its affiliates, suppliers, customers, advisors or auditors and have received no compensation from the Fund or any of its affiliates other than fees and options for their services as members of the Board and its committees.

Relevant education and experience
Henri A. Aboutboul holds a Ph.D. in Chemical Engineering from the Polytechnic University of Lausanne in Switzerland and a Master of Business Administration from Xavier University in the United States. Mr. Aboutboul was Managing Director of Waste Management International from 1990 to 2001. Prior to that, he spent 19 years with Monsanto Co., a U.S.-based Chemical and Pharmaceutical company. Mr. Aboutboul is also a director of CFF Recycling (CFF - Euronext, Paris) and of Asian-based MAEH.

Nadir H. Mohamed received his Chartered Accountant designation in 1980 and is currently President and Chief Operating Officer of the Communications Group of Rogers Communications Inc. Mr. Mohamed was previously President and Chief Executive Officer of Rogers Wireless Inc. and has held several senior financial, strategic business development and operational management positions at Telus Communications Inc., BC Tel and BC Tel Mobility.

Thomas Di A. Giacomo holds a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from the University of Chicago. He has been the President of Tadico Limited, a business consulting and investment firm, since 1994. Prior to founding Tadico Limited, Mr. Di Giacomo held a number of positions at Manulife Financial, including Chairman of the Board, President and Chief Executive Officer from 1990 to1993. Mr. Di Giacomo is also the chairman of RDM Corporation, a Trustee of Menu Foods Income Fund, and a director of Xceed Mortgage Corporation, all of which are listed on the Toronto Stock Exchange.

J. Bruce Terry received a Master of Business Administration degree from the University of British Columbia in 1980 and is currently Executive Vice-President and Chief Financial Officer
Sobeys Inc. Mr. Terry was previously Vice-Chairman of Marsh Canada Ltd., Senior Executive Vice-President and Chief Financial Officer of Shoppers Drug Mart, and Senior Vice-President and Chief Financial Officer of McCain Foods Ltd.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

Pre-approval policies and procedures
It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. Prior to undertaking the annual audit of the financial statements, KPMG, presents to the Audit Committee an estimate of fees for the annual audit together with fees estimated for non-audit related work. The Committee has pre-approved specifically identified tax fees, including assistance with the preparation of corporate tax returns, tax planning and tax advisory services.

External Auditor Service Fees
The following table sets forth the fees paid and/or accrued by the Company to its external auditors, KPMG for services rendered for fiscal years 2006 and 2005:

(in Canadian dollars)

Year	2006	2005
Audit and Sox Compliance Fees [1]	$7,286,471	$2,113,000
Audit-Related Fees [2]	$1,205,949	$188,000
Tax Fees [3]	$2,418,715	$2,495,000
Total	$10,911,135	$4,796,000

The nature of each category of fees is described below:
1. Fees for services relating to the annual audit of the consolidated financial statements, Sarbanes-Oxley compliance, annual audits of subsidiary companies' financial statements, interim reviews of the consolidated financial statements for each of the first three quarters of each financial year, and review of regulatory filings;
2. Audit-related fees for SAS 70 internal control reports, and consultations regarding financial reporting and accounting standards; and
3. Fees for assistance with the preparation of corporate tax returns, tax planning and advisory services, including the conversion to an income trust in May 2006.

13.	For more information
Additional information, including executive and trustees’ compensation and interests of management and others in material transactions, where applicable, will be contained in our management information circular for the annual and special meeting of unitholders to be held on May 17, 2007, which involves the election of trustees. Additional financial information is provided in Cinram’s comparative financial statements for 2006 on pages 38 to 63 of Cinram’s 2006 annual report, which are incorporated herein by reference.

To request a copy of Cinram’s annual and quarterly management’s discussion and analysis by contacting our investor relations department at 2255 Markham Rd., Toronto, Ontario, M1B 2W3 or by e-mail at investorrelations@cinram.com, or by calling (416) 321-7930.

These documents, as well as Cinram’s annual reports, quarterly reports and news releases, are available on Cinram’s website at www.cinram.com. Additional information relating to Cinram is also available on SEDAR at www.sedar.com.

CINRAM INTERNATIONAL INCOME FUND - 2006 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

14.  Transfer agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 1 800 564-6263
Fax: 1 888 453-0330
E-mail: service@computershare.com

Appendix ‘A’

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF TRUSTEES OF
CINRAM INTERNATIONAL INCOME FUND

i

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF TRUSTEES OF
CINRAM INTERNATIONAL INCOME FUND

PURPOSE: The purpose of the Audit Committee (the "Committee") is to:

(a)	assist the board of trustees' (the “Board”) oversight of Cinram's financial integrity, specifically by assisting the Board's oversight of:

(i) the integrity of Cinram’s financial statements and other financial reporting;

(ii) the independent auditor’s qualifications and independence;

(iii) the performance of Cinram 's internal audit functions and internal auditors;

(iv) Cinram's compliance with legal and regulatory requirements; and

(v) any other matters as defined by the Board;

(b)	manage, on behalf of the securityholders, the relationship between Cinram and the external auditors by:

(i) recommending to the Board the nomination and remuneration of the external auditors;

                      ii) overseeing the work of the external auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Cinram, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(iii) pre-approving all non-audit services to be provided to Cinram or its subsidiaries by Cinram’s external auditor;

(iv) managing the relationship and facilitating communication between Cinram and the external auditors; and

(c)	prepare any report that is required to be included in Cinram’s annual information form relating to the Committee.

1. COMMITTEE MEMBERSHIP:

(a)       The Committee shall be composed of not less than three (3) trustees of Cinram, appointed annually by the Board.

(b)	Each member shall serve at the pleasure of the trustees of Cinram until he or she resigns, is removed or ceases to be a director of Cinram and each member shall be:

(i) neither an officer or employee of Cinram or any of its affiliates;

           (ii) “independent” as defined in the proposed Multilateral Instrument 52-110, in that they are free from any direct or indirect relationship that, in the opinion of the Board, would reasonably interfere with the exercise of independent judgement as a member of the Committee;

(iii) “unrelated” trustees for the purposes of the Toronto Stock Exchange Corporate Governance Policy.

(c)	No member of the Committee may serve as a consultant or service provider to Cinram.

(d)	All members of the Committee must be “financially literate” as defined in Multilateral Instrument 52-110.

(e)	At least one member of the Committee must possess accounting or related financial expertise and shall have:

 (i) an understanding of financial statements and the generally accepted accounting principles used by Cinram to prepare its financial statements;

 (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

       (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of issues that can reasonably be expected to be raised by Cinram's financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv) an understanding of internal controls and procedures for financial reporting; and

(v) an understanding of audit committee functions.

(f)	The financial expertise referred to in subsection (d) must have been acquired through educational means alone, or in combination with a complex financial or accounting employment background.

(g)   A Chair shall be appointed by the Committee.

2.    COMMITTEE MEETINGS:

(a)	The time and place of all Committee meetings shall be determined by the Committee, provided that meetings are held at least quarterly.

(b)	Matters reported to the Committee or submitted for consideration shall be reported or submitted together with all necessary information and documentation prior to the Committee meetings.

(c)
The Committee shall be provided quarterly financial statements, including a comparison of current period actual results to budget and prior year, as well as certain operating statistics and analyses as the Committee may require from time to time.

(d)
As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the quarterly financial statements, the Committee shall meet separately with each of:

(i) management;
(ii) the external auditors; and
(iii) the internal auditors.

3.	REPORTING TO THE BOARD: The Committee shall report to the Board following every meeting and at such other times as the Chair of the Committee may determine appropriate.

4.
EMPLOYMENT OF OUTSIDE ADVISORS: The Committee shall be entitled to engage independent counsel and other advisors as it determines necessary to carry out its duties and shall not be required to obtain Board approval for doing so.

5.    REMUNERATION OF COMMITTEE MEMBERS:

(a)
No member of the Committee may earn fees from Cinram or any of its subsidiaries other than trustees' and directors' fees (which fees may include cash and/or securities or options or other in-kind consideration ordinarily available to trustees and directors, as well as all of the regular benefits that other trustees and directors receive).

(b)	For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Cinram.

6.    DUTIES AND RESPONSIBILITIES OF THE COMMITTEE:

(a) Financial Information

(i)    Annual Financial Statements: Before the release of Cinram’s annual financial statements and related MD&A, press release and AIF the Committee shall meet with management and the external auditors to review and discuss the contents of those documents. The Committee shall then present a report to the Board based on this review.

(ii)   Interim Financial Statements: Before the release of Cinram’s interim financial statements and related MD&A and press release, the Committee shall review those documents. They shall then provide a report to the Board based on this review.

(iii)       Review Procedures: The Committee must establish procedures and periodically assess such procedures for review of Cinram’s disclosure of financial information extracted or derived from Cinram’s financial statements.

(iv)   Accounting Treatment: The Committee shall review and discuss with management and the external auditors:

(A)	the quality of Cinram’s accounting principles and financial statement presentations, including any significant accounting changes and Cinram’s application or selection of accounting principles;

(B)
any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within GAAP that the external auditor has discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditor;

(C)	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of Cinram;

(D)	major issues as to the adequacy of Cinram’s internal controls and any special audit steps adopted in light of material control deficiencies; and

(E)  any material written communications between the external auditor and Cinram including any management letter or schedule of unadjusted differences.

(b)   Disclosure of Other Information

(i)   The Committee shall review:

(A)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(B)	financial information and earnings guidance (if any) provided to analysts and rating agencies; and

(C)	financially related press releases (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information).

(c)   External Auditor

(i)    External auditors shall report directly to the Committee, and provide to them an annual audit plan for approval.

(ii)    The Committee shall:

(A)
Make recommendations to the Board as to the selection of the firm of independent public accountants to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Cinram.

(B)	Review and approve Cinram’s independent auditors’ annual engagement letter and audit plan, including the proposed fees contained therein, and make recommendations thereon to the Board.

(C)	Review the performance of Cinram’s independent auditors and make recommendations to the Board regarding the replacement or termination of the independent auditors when circumstances warrant.

(D)	Oversee the independence of Cinram’s independent auditors by, among other things:

(1) Recommending approval by the Board of the appointment, compensation and work carried out by the independent auditors, including the provision of both audit related and non-audit related services to Cinram or any of its subsidiaries.

(2)
Pre-approving all non-audit services to be provided to Cinram or its subsidiaries by Cinram’s external auditor. The Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to Cinram or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Committee at its next scheduled meeting following such pre-approval.

(3)
Requiring the independent auditors to deliver to the Committee, at least annually, a formal written statement delineating all relationships between the independent auditors and Cinram and confirming their independence from Cinram.

(4)
Actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact upon the objectivity and independence of the independent auditors and recommending that the Board take appropriate action to satisfy itself of the auditors’ independence.

(d)    Internal Auditor:

(i)    Reporting: There shall be regular reporting from the internal auditor to the Committee and direct communications, without management present, with respect to specific material issues as they arise.

(ii)   Oversight: The Committee shall oversee management reporting on Cinram’s internal controls and periodically review and approve the mandate and plan of the internal audit department.

(iii)   Review: The Committee shall review the scope of the internal audit plan on an annual basis.

(e)
Financial Risk: The Committee shall meet periodically with management to discuss and review Cinram’s major financial risk exposures identified by management and the steps management has taken to control such exposure. The Committee shall report periodically to the Board on its discussions and findings, and make recommendations as the Committee deems necessary.

(f)
Planned Decisions: the Committee shall discuss and review planned decisions, including but not limited to strategic initiatives, major transactions and significant related party or other contracts or negotiations.

(g)
Legal and Regulatory Compliance: The Committee shall review with Cinram’s legal counsel any legal or regulatory matters that could have a significant impact on Cinram’s financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

(h)   Reports: The Committee shall prepare any report that is required to be included in Cinram’s annual information form relating to the Committee.

7.	INDEPENDENT ADVICE: In the event of a concern regarding advice given by management, the Committee and/or the Board shall seek independent professional advice, such as legal advice.

8.	COMPLAINT PROCEDURE: The Committee shall put in place procedures to deal with:

(a)	the receipt, retention and treatment of complaints received by Cinram regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of Cinram of concerns regarding questionable accounting or auditing matters.

(c)	The Committee shall support the auditor, when appropriate, when issues arise, and management and the auditor disagree.

9.    HIRING POLICIES:

(a)	The Committee shall review and approve Cinram’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of Cinram.

(b)	The Committee shall ensure that there are sufficient resources and skills to undertake the internal audit.

10.   REVIEW AND AMENDMENTS TO CHARTER:

(a)	By the Committee: The Committee shall review this Charter annually and recommend to the Board any amendments it considers appropriate or desirable.

(b)	By the Board: The Board shall review and reassess the adequacy of this Charter annually or whenever necessary and shall consider all recommendations received by it from the Committee.

11.
LEGISLATIVE AND REGULATORY CHANGES: It is the Board’s intention that this Charter shall reflect at all times all legislative and regulatory requirements applicable to the Committee. Accordingly, this Charter shall be deemed to have been updated to reflect any amendments to such legislative and regulatory requirements and shall be formally amended at least annually to reflect such amendments.

12.
SENSITIVE INFORMATION AND SIGNIFICANT ISSUES: The Committee or the Board shall be notified, by certified mail, within three (3) business days of any sensitive information or significant issues, including but not limited to litigation deemed likely to result in the loss of $500,000 or more, any regulatory investigation, or defalcation, embezzlement or other improper act of any employee, trustee, director or officer of Cinram or its subsidiaries.

13.   REVISION HISTORY:

(a)    9/18/06 Original document

15.   REVIEW AND APPROVAL:

REVIEWED BY	DATE